Exhibit 99.1

INDEX TO UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

Unaudited Condensed Consolidated Interim Financial Statements as of March 31, 2013 and for the Three Months Ended March 31, 2013 and 2012	F-2

Unaudited Condensed Consolidated Statements of Financial Position	F-3

Unaudited Condensed Consolidated Statements of Comprehensive Income	F-4

Unaudited Condensed Consolidated Statements of Changes in Shareholders’ Equity	F-5

Unaudited Condensed Consolidated Statements of Cash Flows	F-6

Notes to Unaudited Condensed Consolidated Interim Financial Statements	F-7

Grupo Aeroportuario del Centro

Norte, S. A. B. de C. V. and

Subsidiaries

(Subsidiary of Aeroinvest, S. A. de C. V.)

Unaudited Condensed

Consolidated Interim Financial

Statements for the Three Months

Ended March 31, 2013 and 2012

Grupo Aeroportuario del Centro Norte, S. A. B. de C. V. and Subsidiaries

Unaudited Condensed Consolidated Statements of Financial Position

At March 31, 2013 and December 31, 2012

(In thousands of U.S. dollars ($) and thousands of Mexican pesos (Ps.)

	Notes	March 31, 2013 (Convenience translation Note 3c)	March 31, 2013		December 31, 2012
Assets
Current Assets:
Cash and cash equivalents		$234,221	Ps.	2,892,630	Ps.	1,152,433
Trade accounts receivable – net		24,299		300,089		287,808
Recoverable taxes		11,024		136,151		202,947
Other accounts receivable		6,062		74,872		53,227

Total current assets		275,606		3,403,742		1,696,415
Land, buildings, machinery and equipment – net		174,554		2,155,737		2,150,327
Investment in airport concessions – net	5	484,889		5,988,375		5,942,989
Other assets – net		2,075		25,632		25,556
Deferred taxes		15,908		196,459		195,123

Total		$953,032	Ps.	11,769,945	Ps.	10,010,410

Liabilities and shareholders’ equity
Current Liabilities:
Short-term debt		$48,962	Ps.	604,677	Ps.	550,000
Current portion of long-term debt	7	2,572		31,762		33,068
Current portion of major maintenance provision		10,614		131,079		145,577
Trade accounts payable		17,876		220,787		163,303
Taxes and accrued expenses		12,200		150,666		185,954
Accounts payable to related parties	6	11,616		143,458		138,979

Total current liabilities		103,840		1,282,429		1,216,881
Long-term debt	7	241,529		2,982,887		1,505,141
Major maintenance provision		32,956		407,001		417,729
Security deposits		2,786		34,407		33,090
Retirement labor obligations		5,910		72,992		70,321
Deferred taxes		28,234		348,687		351,292

Total liabilities		415,255		5,128,403		3,594,454

Contingencies	8
Shareholders’ equity:
Capital stock		315,560		3,897,168		3,897,168
Premium on share issuance		2,412		29,786		29,786
Retained earnings		186,985		2,309,268		2,083,582
Share repurchase reserve		32,775		404,774		404,774
Other comprehensive income		(676)		(8,354)		(7,923)

Total controlling interest		537,056		6,632,642		6,407,387
Non-controlling interest		721		8,900		8,569

Total shareholders’ equity		537,777		6,641,542		6,415,956

Total		$953,032	Ps.	11,769,945	Ps.	10,010,410

The accompanying notes are part of these condensed consolidated financial statements.

Grupo Aeroportuario del Centro Norte, S. A. B. de C. V. and Subsidiaries

Unaudited Condensed Consolidated Statements of Comprehensive Income

For the three months ended on March 31, 2013 and 2012

(In thousands of U.S. dollars ($) and thousands of Mexican pesos (Ps.), except share and per share data)

	March 31, 2013 (Convenience translation Note 3c)	March 31, 2013		March 31, 2012
Revenues:
Aeronautical services	$41,872	Ps.	517,117	Ps.	481,247
Non-aeronautical services	14,885		183,829		152,109
Construction services	7,021		86,706		71,145

Total revenues	63,778		787,652		704,501

Administrative costs and expenses:
Cost of services	12,537		154,830		141,766
Major maintenance provision	3,324		41,052		41,052
Cost of construction	7,021		86,706		71,145
Administrative expenses	8,564		105,770		100,465
Concession taxes	2,691		33,230		30,472
Technical assistance fees	1,380		17,045		15,429
Depreciation and amortization	3,997		49,366		44,898
Other (income) expenses, net	(213)		(2,626)		(5,196)

Total administrative costs and expenses	39,301		485,373		440,031

Income from operations	24,477		302,279		264,470

Interest income	1,185		14,629		5,362
Interest expense	(2,850)		(35,193)		(22,322)
Exchange gain (loss) – net	761		9,399		25,369

	(904)		(11,165)		8,409

Income before income taxes	23,573		291,114		272,879
Income tax expense	5,271		65,097		88,989

Consolidated net income	18,302		226,017		183,890

Attributable to controlling interest	18,275		225,686		184,280
Attributable to non-controlling interest	27		331		(390)

Consolidated net income	18,302		226,017		183,890

Other comprehensive income:
Actuarial losses	(50)		(599)		—
Deferred tax effect	14		168		—

Consolidated comprehensive income	$18,266	Ps.	225,586	Ps.	183,890

Attributable to controlling interest	$18,239	Ps.	225,255	Ps.	184,280
Attributable to non-controlling interest	27		331		(390)

Consolidated comprehensive income	$18,266	Ps.	225,586	Ps.	183,890

Weighted average shares outstanding	399,127,527		399,127,527		398,930,724

Basic earnings per share	$0.0458	Ps.	0.5652	Ps.	0.4609

The accompanying notes are part of these condensed consolidated financial statements.

Grupo Aeroportuario del Centro Norte, S. A. B. de C. V. and Subsidiaries

Unaudited Condensed Consolidated Statements of Changes in Shareholders’ Equity

For the three months ended on March 31, 2013 and 2012

(In thousands of Mexican pesos (Ps.), except share and data per share)

	Number of Shares	Capital stock		Premium on share issuance		Retained earnings		Share repurchase reserve		Other comprehensive income		Total controlling interest		Non- controlling interest		Total shareholders’ equity
Balance as of January 1, 2012	398,848,700	Ps.	4,394,444	Ps.	29,786	Ps.	1,255,137	Ps.	397,557	Ps.	—	Ps.	6,076,924	Ps.	7,577	Ps.	6,084,501
Sale of treasury shares, net	114,100		1,251		—		—		1,597		—		2,848		—		2,848
Consolidated comprehensive net income	—		—		—		184,280		—		—		184,280		(390)		183,890

Balance as of March 31, 2012	398,962,800	Ps.	4,395,695	Ps.	29,786	Ps.	1,439,417	Ps.	399,154	Ps.	—	Ps.	6,264,052	Ps.	7,187	Ps.	6,271,239

	Number of Shares	Capital stock		Premium on share issuance		Retained earnings		Share repurchase reserve		Other comprehensive income		Total controlling interest		Non- controlling interest		Total shareholders’ equity
Balance as of January 1, 2013	399,127,527	Ps.	3,897,168	Ps.	29,786	Ps.	2,083,582	Ps.	404,774	Ps.	(7,923)	Ps.	6,407,387	Ps.	8,569	Ps.	6,415,956
Consolidated comprehensive net income	—		—		—		225,686		—		(431)		225,255		331		225,586

Balance as of March 31, 2013	399,127,527	Ps.	3,897,168	Ps.	29,786	Ps.	2,309,268	Ps.	404,774	Ps.	(8,354)	Ps.	6,632,642	Ps.	8,900	Ps.	6,641,542

	Number of Shares	Capital stock		Premium on share issuance		Retained earnings		Share repurchase reserve		Other comprehensive income		Total controlling interest		Non- controlling interest		Total shareholders’ equity
Balance as of January 1, 2013 (Convenience translation, Note 3c)	399,127,527		$315,560		$2,412		$168,710		$32,775		$(640)		$518,817		$694		$519,511
Consolidated comprehensive net income	—		—		—		18,275		—		(36)		18,239		27		18,266

Balance as of March 31, 2013 (Convenience translation, Note 3c)	399,127,527		$315,560		$2,412		$186,985		$32,775		$(676)		$537,056		$721		$537,777

The accompanying notes are part of these condensed consolidated financial statements.

Grupo Aeroportuario del Centro Norte, S. A. B. de C. V. and Subsidiaries

Unaudited Condensed Consolidated Statements of Cash Flows

For the three months ended on March 31, 2013 and 2012

(In thousands of Mexican pesos (Ps.))

	March 31, 2013 (Convenience translation Note 3c)	March 31, 2013		March 31, 2012
Operating activities:
Consolidated net income	$18,302	Ps.	226,017	Ps.	183,890
Adjustment for:
Income tax	5,271		65,097		88,989
Depreciation and amortization	3,997		49,366		44,898
Provision for major maintenance	3,324		41,052		41,052
Allowance for doubtful accounts	(239)		(2,956)		—
Interest income	(1,185)		(14,629)		(5,362)
Interest expense	2,850		35,193		22,322
Unrealized exchange rate fluctuations	(752)		(9,283)		(18,592)

	31,568		389,857		357,197
Changes in working capital:
Trade accounts receivable	(755)		(9,325)		49,799
Recoverable taxes	5,409		66,796		37,578
Other accounts receivable	(1,754)		(21,645)		(57,573)
Trade accounts payable	1,749		21,602		51,679
Accrued expenses and taxes	(6,048)		(74,691)		(63,717)
Accounts from related parties	363		4,479		(31,510)
Major maintenance provision	(5,367)		(66,278)		(73,454)
Other long-term liabilities	274		3,389		3,464
Income taxes paid	(2,831)		(34,966)		(23,290)

Net cash provided by operating activities	22,608		279,218		250,173

Investing activities:
Land, buildings, machinery and equipment	(1,433)		(17,699)		(7,682)
Investment in airport concessions	(3,763)		(46,473)		(109,759)
Other investing activities	(15)		(184)		—
Interest received	1,185		14,629		5,362

Net cash used in investing activities	(4,026)		(49,727)		(112,079)

Financing activities:
Proceeds of short and long term-debt	153,820		1,899,677		250,000
Payments of short and long term-debt	(29,091)		(359,277)		(17,040)
Interest paid	(2,404)		(29,694)		(22,378)
Dividends paid	—		—		(41,087)
Sale of shares	—		—		2,848

Net cash received from financing activities	122,325		1,510,706		172,343

Net increase in cash and cash equivalents	140,907		1,740,197		310,437
Cash and cash equivalents at beginning of year	93,314		1,152,433		523,634

Cash and cash equivalents at end of year	$234,221	Ps.	2,892,630	Ps.	834,071

Financing activities and investing activities which are not reflected in the condensed consolidated statements of cash flows:

Land, buildings, machinery and equipment	$672	Ps.8,304	Ps.—
Investment in airport concessions	5,041	62,261	29,331

The accompanying notes are part of these condensed consolidated financial statements.

Grupo Aeroportuario del Centro Norte, S. A. B. de C. V. and Subsidiaries

Notes to Unaudited Condensed Consolidated Financial Statements

For the three months ended on March 31, 2013 and 2012

(In thousands of U.S. dollars ($) and thousands of Mexican pesos (Ps., except share and per share data))

1.	Activities

Grupo Aeroportuario del Centro Norte, S. A. B. de C. V., (GACN or collectively with its subsidiaries, the Company), a direct subsidiary of Aeroinvest, S. A. de C. V. (Aeroinvest), and Empresas ICA, S. A. B. de C. V. (EMICA), the ultimate parent company, is a holding company, whose subsidiaries are engaged in the administration, operation, and use of 13 airports under a concession granted by the Mexican Government through the Ministry of Communications and Transportation (SCT). The airports are located in the following cities: Monterrey, Acapulco, Mazatlán, Zihuatanejo, Ciudad Juárez, Reynosa, Chihuahua, Culiacán, Durango, San Luis Potosí, Tampico, Torreón, and Zacatecas. The Company recognizes revenue for hotel business services provided by NH T2 Hotel located in Terminal 2 of the Mexico City International Airport (AICM). The address of the Company’s corporate office is Lázaro Cárdenas #2225 5th Floor, Valle Oriente, San Pedro Garza García, Nuevo León, Zip Code 66269.

2.	Significant events

a.	On March 26, 2013, GACN issued 10-year long-term debt securities of Ps.1,500,000 under the program registered in the Mexican Stock Exchange. It bears semi-annual interest at an annual fixed rate of 6.47%. The total amount of the principal is due at the maturity date on March 14, 2023. The resources obtained will be used to pay short-term loans, financing of capital investments included in the master develop plan (MDP) of the Company’s 13 airports, and for strategic capital investments. The issuance is guaranteed by the airports in Acapulco, Ciudad Juárez, Culiacán, Chihuahua, Mazatlán, Monterrey, Tampico, Torreón, and Zihuatanejo.

b.	The Company registered in the Mexican Stock Exchange, a short-term debt security program of Ps.200,000 of which on March 22, 2013, 28-day commercial paper of Ps.100,000 was issued at an interest rate of 4.17%. The resources from this issuance were used for working capital and corporate purposes in general. The Company plans to continue to use this program on a revolving basis to meet its short-term cash flow needs as necessary.

c.	On March 25, 2013, the Company prepaid Ps.100,000 and on March 26, 2013, the Company prepaid the remaining Ps.150,000 of its outstanding short-term debt with Banamex.

3.	Basis of presentation and consolidation

a.	Statement of compliance – The condensed consolidated financial statements have been prepared in accordance with International Accounting Standard (IAS) No.34, Interim Financial Statements, issued by the International Accounting Standards Board (IASB).

b.	Basis of measurement – The condensed consolidated financial statements have been prepared on the historical cost basis except for the Company’s financial instruments measured at fair value or amortized cost. Historical cost is generally based on the fair value of the consideration given in exchange for assets. The consolidated financial statements are prepared in pesos, functional currency of the Company and legal currency of the United Mexican States, and are presented in thousands, except where noted.

The accompanying condensed consolidated interim financial statements as of March 31, 2013 and for the three months ended March 31, 2013 and 2012 have not been audited. In the opinion of the Company’s management, all adjustments (consisting mainly of ordinary, recurring adjustments)

necessary for a fair presentation of the accompanying condensed consolidated interim financial statements are included. The results of the interim periods are not necessarily indicative of the projected results for the full year. These unaudited condensed consolidated interim financial statements should be read in conjunction with the audited consolidated financial statements of the Company and their respective notes for the year ended December 31, 2012.

The accounting policies applied in the recognition and measurement of assets, liabilities, revenues and expenses in the accompanying unaudited condensed consolidated financial statements are consistent with those used in the consolidated financial statements for the year ended December 31, 2012, except as it relates to the new and revised accounting pronouncements adopted by the Company as of January 1, 2013, as disclosed in Note 3g.

c.	Convenience translation – Solely for convenience of readers, Mexican peso amounts included in the condensed consolidated financial statements as of March 31, 2013 and for the three months then ended, have been translated into U.S. dollar amounts at the rate of 12.35 pesos per U.S. dollar, according to the interbank exchange rate reported by Banco Nacional de México, S. A. (Banamex) on March 31, 2013. Such translation should not be construed as a representation that the Mexican peso amounts have been, could have been or could, in the future, be converted into U.S. dollars at such rate or any other rate.

d.	Translation into English – The accompanying consolidated financial statements have been translated from Spanish into English for use outside of Mexico.

e.	Consolidation basis – The consolidated financial statements incorporate the financial statements of GACN and the subsidiaries controlled by the Company. Control is achieved when the Company is exposed, or has rights, to variable returns from its involvement with an investee and has the ability to affect those returns through its power over the investee. The Company maintained the same ownership interest and voting power over its subsidiaries as of and for the three month period March 31, 2013, as disclosed in its December 31, 2012 consolidated financial statements.

All intercompany transactions, balances, income and expenses, are eliminated in the consolidation.

f.	Seasonality – The results of the Company are subject to seasonal fluctuations. In general, demand for air travel is typically higher during the summer months and during the winter holiday season, particularly in international markets, because there is more vacation travel during these periods. The results of operations generally reflect this seasonality but have also been impacted by numerous other factors that are not necessarily seasonal, including economic conditions, war or threat of war, weather, air traffic control delays and general economic conditions. As a result, the operating results for a quarterly period are not necessarily indicative of operating results for an entire year, and historical operating results are not necessarily indicative of future operating results. For purposes of comparing the three month periods ended March 31, 2013 and 2012, there was no significant impact on the Company’s results of operations arising from seasonality factors.

g.	Adoption of new and revised accounting pronouncements – The Company adopted the following new and revised accounting pronouncements, that are applicable to its operations and which became effective as of January 1, 2013.

IFRS 10 Consolidated Financial Statements

IFRS 13 Measurement at Fair Value

IAS 19 (as revised in 2011) Employee Benefits

The objective of IFRS 10, Consolidated Financial Statements, is to set out principles for the presentation and preparation of consolidated financial statements when an entity controls one or more other entities. The standard requires a parent company to present consolidated financial statements, amends the definition of the principle of control and sets out such definition as the base for consolidation; sets out how to apply the principle of control to identify whether the investment should be consolidated; it also sets out the accounting requirements for the preparation of consolidated financial statements. The standard supersedes IAS 27, Consolidated and Separate Financial Statements, and SIC 12, Consolidation of Special Purpose Entities. The adoption of this standard did not impact the Company’s results of operations or financial position as there was no change in the determination of whether it controlled its subsidiaries resulting from the new guidance in IFRS 10.

The objective of IFRS 13, Fair Value Measurement, is to define fair value and set out in one sole standard, a conceptual framework for measuring such fair value and the disclosure requirements about those measurements. This standard applies when another IFRS requires or permits fair value measurements. The adoption of this standard did not impact the Company’s results of operations or financial position.

The improvements to IAS 19, Employee Benefits, provide for changes in the presentation of other comprehensive income items with respect to pensions (and similar benefits) eliminating the use of the corridor approach, which tends to defer the actuarial gains/losses. All the remaining long-term benefits should be measured similarly even though the changes in the recognized amount are completely reflected through earnings. Additionally, it includes improvements to the disclosures of defined benefit plans, amends the accounting for benefits from termination, including the distinction between the benefits offered in an exchange in service and those that provide for the employment termination and affect their recognition and measurement of the benefits from termination. The standard also clarifies the classification of the employee benefits, actual estimates of mortality rates, tax and administrative costs as well as risks and conditional indexed characteristics. The adoption of this standard did not have a significant impact on the Company’s results of operations or financial position given that its defined benefit obligation is not significant and additionally it already reflected all actuarial gains and losses as a component of other comprehensive income with its previous accounting policy.

h.	New and revised accounting pronouncements in issue but not yet effective – The Company has not applied the following new IFRS that has been issued but is not yet effective:

IFRS 9 Financial Instruments 1

[1]	Effective for fiscal years beginning on January 1, 2015, with early adoption permitted.

IFRS 9 issued in November 2009 introduces new requirements for the classification and measurement of financial assets. IFRS 9 amended in October 2010 includes the requirements for the classification and measurement of financial liabilities and for derecognition.

Key requirements of IFRS 9 are described as follows:

IFRS 9 requires all recognized financial assets that are within the scope of IAS 39, Financial Instruments: Recognition and Measurement to be subsequently measured at amortized cost or fair value. Specifically, debt investments that are held within a business model whose objective is to collect the contractual cash flows, and that have contractual cash flows that are solely payments of principal and interest on the principal outstanding are generally measured at amortized cost at the end of subsequent accounting periods. All other debt investments and equity investments are measured at their fair values at the end of subsequent accounting periods. The most significant effect of IFRS 9 regarding the classification and measurement of financial liabilities relates to the accounting for changes in the fair value of a financial liability (designated as at fair value through profit or loss) attributable to changes in the credit risk of that liability. Specifically, under IFRS 9, for financial liabilities that are designated as at fair value through profit or loss, the amount of change in the fair value of the financial liability that is attributable to changes in the credit risk of that liability is presented in other comprehensive income, unless the recognition of the effects of changes in the liability’s credit risk in other comprehensive income would create or enlarge an accounting mismatch in profit or loss. Changes in fair value attributable to a financial liability’s credit risk are not subsequently reclassified to profit or loss. Under IAS 39, the entire amount of the change in the fair value of the financial liability designated as at fair value through profit or loss is presented in profit or loss. This standard is effective for periods beginning on January 1, 2015 and early adoption is permitted. The Company is in the process of assessing the potential impacts related to the adoption of IFRS 9.

4.	Financial instruments

Categories of financial instruments:

The carrying amount of the financial instruments is as follows:

	March 31, 2013		December 31, 2012
Cash and cash equivalents (1)	Ps.	2,892,630	Ps.	1,152,433
Accounts receivable (1)		374,961		341,035
Accounts payable (1)		364,245		302,282
Short-term debt (1)		604,677		550,000
Long-term debt securities (2)		2,788,886		1,294,892
Other long-term debt (3)		225,763		243,317

(1)	The carrying amount of these financial instruments approximate their fair value, as they mature in the short term.
(2)	To determine the fair value of the loan for long-term debt securities, quoted market prices are used. As of March 31, 2013 and as of December 31, 2012, the fair value was Ps.2,802,860 and Ps.1,304,208, respectively.
(3)	To determine the fair value of long-term equipment loans, discounted cash flow models were used. The difference from the carrying amount is not significant.

5.	Investment in airport concessions

The Company has concessions to operate, maintain and develop 13 airports in Mexico, which are concentrated in central and northern regions of the country. Each concession is for 50 years from November 1, 1998. The term of each of the Company’s concessions may be extended by the SCT under certain circumstances for a period not exceeding 50 years. As operators of thirteen airports the Company earns revenues from airlines, passengers, and other users for using the airport facilities. The Company also earns revenues for commercial activities carried out at the airports, such as leasing of space to restaurants and other shops.

Investment in airport concessions include: improvements in concessioned assets, rights to use airport facilities, and airport concessions. The total cost of the concession was assigned proportionally to rights to use airport facilities on the basis of the fair value of the assets determined by an independent appraiser. At any airport concession where the cost exceeded the fair value, the excess was recognized within the airport concessions line item.

The amortization of the investment in airport concessions is calculated according to straight-line method from the month following the date of acquisition, for the term of the concession which is 50 years, or from the capitalization date of an intangible asset, taking into consideration the remaining term of the concession.

As of March 31, 2013 and as of December 31, 2012 the net values of the airport concessions, the right to use airport facilities and improvements on concessioned assets are as follows:

	March 31, 2013		December 31, 2012
Airport concessions:
Airport concessions	Ps.	605,643	Ps.	605,643
Right to use airport facilities		3,356,762		3,356,761
Improvements on concessioned assets		3,376,240		3,291,983
Accumulated amortization		(1,350,270)		(1,311,398)

Total investment in airport concessions	Ps.	5,988,375	Ps.	5,942,989

An analysis of the investment in airport concessions is as follows:

	March 31, 2013		December 31, 2012
Investment in airport concessions
Beginning balance	Ps.	7,254,387	Ps.	6,932,669
Additions		84,258		321,718

Ending balance		7,338,645		7,254,387

Amortization of airport concessions
Beginning balance		(1,311,398)		(1,162,980)
Increase		(38,872)		(148,418)

Ending balance		(1,350,270)		(1,311,398)

Net investment in airport concessions	Ps.	5,988,375	Ps.	5,942,989

MDP – The Company has the obligation to make maintenance and improvements on concessioned assets and on fixed assets, as specified in the MDP. The MDP for the beginning of the five year period 2011-2015 is Ps.2,745,214 at current value as of December 31, 2009 (which is the date when it was determined) and Ps.3,163,874 adjusted for inflation as of March 31, 2013 using the National Producer Price Index (NPPI), excluding oil, as defined in the concession contract. The amount to be incurred to comply with the MDP by the Company as of March 31, 2013 is Ps.1,995,285. This amount must be invested as follows:

Year	Amount
2013	Ps.	832,549
2014		787,252
2015		375,484

	Ps.	1,995,285

During 2012, The Company’s management submitted to the Mexican Civil Aviation Authority (DGAC) a proposal to recover lands acquired by the Company of Ps.1,159,613 at current value as of December 31, 2009. Based on such proposal, on December 4, 2012, the DGAC authorized part of the recovery through the replacement of the investments corresponding to MDP from 2013 through 2015 of Ps.386,538 at current value as of December 31, 2009, and Ps.445,487 at restated value as of March 31 , 2013. In addition, during the MDP 2011 review, the recovery of Ps.77,306 at a current value, was authorized through an extraordinary review of the maximum rate. Currently, management is reviewing with the DGAC different scenarios to recover the other lands of Ps.695,769; therefore, on December 31, 2012, land of Ps.1,082,307 is part of the Company’s fixed assets until concluding the negotiations with the DGAC.

The substitution of the MDP authorized by the DGAC will be performed according to the following schedule:

Year	Amount
2013	Ps.	140,261
2014		159,606
2015		145,620

	Ps.	445,487

Assets held as guarantees

The Company has placed screening baggage equipment as a guarantee for bank loans that the Company has with Private Export Funding Corporation, with a carrying value of Ps.406,620 as of March 31, 2013. The Company is not authorized to use this equipment as a guarantee for other loans, nor sell them to another entity.

6.	Balances and transactions with related parties

Balance with related parties as of March 31, 2013 and December 31, 2012, are:

	March 31, 2013		December 31, 2012
Payables to:
Empresas ICA, S. A. B. de C. V. (EMICA) (1)(3)	Ps.	59,440	Ps.	51,387
Servicios de Tecnología Aeroportuaria, S. A. de C. V. (SETA) (1)(4)		45,045		45,547
Nacional Hispana Hoteles, S. de R. L. de C. V. (2)(5)		28,678		29,340
Ingenieros Civiles Asociados, S. A. de C. V. (2)(6)		10,296		12,705

	Ps.	143,458	Ps.	138,979

Related party transactions made in the ordinary course of business were as follows:

	March 31, 2013	March 31, 2012
Expenses:
Payments for technical assistance and travel expenses (1)	Ps.17,045	Ps.15,429
Major maintenance and improvements on concessioned assets by ICA:
Major maintenance – Platform	5,081	25,555
Major maintenance – Runway	10,840	13,419

(1)	Holding company.
(2)	Affiliated company.
(3)	Balances with EMICA represent the current income tax payable associated with the fiscal consolidation.
(4)	Balances payable to SETA include technical assistance fees and acquisition of transport equipment.
(5)	Loan received from NH Hoteles for payment to related contractors for construction of Hotel NH T2 located in Terminal 2 of AICM.
(6)	The Company entered into an agreement with Ingenieros Civiles y Asociados, S. A. de C. V. for the purpose of conducting rehabilitation work and pavement construction on operational areas of the Company’s airports, foreseen in the Master Development Plan for the 2011-2015 period, in the understanding that for each specific project, a construction agreement shall be set forth at per unit prices or at a lump sum price.

The Company uses the services of an independent expert to supervise and ensure that the construction services are provided at current market rates for similar services.

Employee benefits – Benefits granted to key management personnel of the Company were direct short-term benefits of Ps.8,955 and Ps.8,069 for the three months ended on March 31, 2013 and 2012, respectively.

7.	Long term debt

Debt with credit entities and long-term debenture issuance as of March 31, 2013 and December 31, 2012, are:

	March 31, 2013		December 31, 2012
Debt certificates issued at Mexican market on July 15, 2011, of Ps.1,300,000, in a 5-year term maturing on July 8, 2016, bearing interest at a variable 28-day TIIE rate plus 70 basis points, payable every 28 days. As of March 31, 2013 and December 31, 2012, the interest rate is 5.52% and 5.55%, respectively. The amount of debt is presented net of issuance expenses of Ps.4,752 in 2013 and Ps.5,108 in 2012, which are amortized according to the effective interest rate.	Ps.	1,295,248	Ps.	1,294,892

On March 26, 2013, the Company finalized the issuance of debt securities in the Mexican Stock Exchange for Ps.1,500,000 in a 10-years term maturing on March 14, 2023 and bearing interest at a fixed rate of 6.47% payable every 180 days. The amount of debt is presented net of issuance expenses of Ps.6,362, which are amortized according to the effective interest rate.		1,493,638		—

Unsecured lines of credit at Private Export Funding Corporation (PEFCO) in 2012 and UPS Capital Business Credit in 2011 (supported by Ex-Im Bank) of $20,385 thousands of U.S. dollars, effective to December 21, 2021. The Company is required to make quarterly even payments of principal. As of March 31, 2013 and December 31, 2012, the balance of the loan is $15,811 thousands of U.S. dollars and $16,299 thousands of U.S. dollars, respectively. The loan bears interest at a 3-month Libor rate plus 1.25 percentage points, payable quarterly. As of March 31, 2013 and December 31, 2012, the interest rate is 1.54% and 1.61%, respectively. The loan guarantee is the check-in-baggage review equipment acquired.		195,314		209,622

Unsecured line of credit at UPS Capital Business Credit (supported by Ex-Im Bank) of $4,463 thousands of U.S. dollars, of which only $2,775 thousands of U.S. dollars were exercised, maturing on August 1, 2017. The Company is required to make quarterly even payments of principal. As of March 31, 2013 and December 31, 2012, the balance of the loan is $2,465 thousands of U.S. dollars and $2,620 thousands of U.S. dollars, respectively. The loan bears interest at a 3-month Libor rate plus 0.95 percentage points, payable quarterly. As of March 31, 2013 and December 31, 2012, the interest rate is 1.25% and 1.31%, respectively. The loan guarantee is the new security equipment, and the heck-in-baggage review equipment previously acquired.		30,449		33,695

Total debt		3,014,649		1,538,209
Less – Current portion		(31,762)		(33,068)

	Ps.	2,982,887	Ps.	1,505,141

Maturities of portion of long-term loans as of March 31, 2013, are:

2014	Ps.	31,762
2015		31,762
2016		1,326,815
2017		24,101
2018		24,101
Post-2018		1,544,346

	Ps.	2,982,887

The Company’s long-term bank loans include certain restrictive covenants, which place certain limits regarding the issuance of new loans by its subsidiaries, provide guarantees, restrict the sales of assets; as well as require it to comply with its obligations to pay taxes. As of March 31, 2013, the Company was in compliance with its covenants.

In addition, the controlling shareholder of the Company, Aeroinvest and its affiliates, have entered into certain agreements that contain covenants requiring Aeroinvest to, among other things, (i) cause the Company to maintain of a debt to earnings before interest, taxes, depreciation and amortization (EBITDA) ratio below 3.50:1; (ii) cause the Company to continue listing its common shares on the Mexican Stock Exchange; (iii) prohibit the Company from granting loans or transferring funds to third parties outside the normal course of its operations other than dividend distributions and other distributions to shareholders and loans to employees; and (iv) prohibit the Company from entering into any agreement that may limit its ability to pay dividends, fees, interest or any other cash distribution to its shareholders. As of March 31, 2013, the Company was in compliance with these covenants.

8.	Contingencies

As of March 31, 2013, certain subsidiaries of the Company have the following pending lawsuits to be resolved:

a.	Lawsuit filed against the Ciudad Juárez airport on November 15, 1995 to reclaim the 240 hectares of land on which the Ciudad Juárez airport is located, alleging that it was improperly transferred to the Mexican government. The claimant has sought monetary damages of $120,000 since the airport prevents the land from being returned to the claimant.

During the trial, the Company has contested the plaintiff’s claims based on the legitimacy of the land possession derived from the concession granted by the Ministry of Communications and Transportation.

In addition, the Ministry of Communications and Transportation was called as a party to the trial in defense of the interests of the Federal Government. As a result of the Ministry of Communications and Transportation’s appearance in 2011, it was determined that a Federal Circuit Court should rule on the matter. However, when the Federal Circuit Court ruled that it did not have jurisdiction over the matter, it created a jurisdictional conflict that was resolved by the Federal Circuit Court on January 13, 2013, by determining that the Federal District Court is the competent court to resolve this dispute, not the Federal Circuit Court. The final resolution of this dispute remains pending.

As of the date of the financial statements, this contingency remains, as the trial is still pending due to the fact that there has been no final resolution since the Ministry of Communications and Transportation became a party. In the event that the trial’s resolution is not resolved favorably for the Company, the economic penalties of the judgment are to be determined by the Federal Government as is established in the concession, so the Company has not recorded any provision relating to the claim as it is not probable that an outflow of resources embodying economic benefits will be required to settle the obligation.

b.	In December 2011, the Local Tax Audit Administration of the Tax Administration Service in Acapulco conducted an audit of the Acapulco airport and determined a tax liability of Ps.27,876 for the year 2006 for taxable income based on profit sharing and the application of a 10% tax on the amount of profit sharing. An appeal decision upheld this determination and established a new tax liability of Ps.15,946 based on income tax, as well as Ps.2,787 for profit sharing taxes. The Company filed an action of annulment with the Federal Tax and Administrative Court of Justice against the latter decision, and the claim is still pending. The Company believes that it has sufficient evidence to obtain a favorable decision given that the disputed decision lacks foundation and rationale to establish the disputed claims. The Company has not recorded any provision relating to the claim as it is not probable that an outflow of resources embodying economic benefits will be required to settle the obligation.

c.	On February 9, 2012, the Apodaca Office of the Mexican Institute of Social Security (Instituto Mexicano del Seguro Social, or IMSS) determined a tax credit for the Monterrey airport for the period from January 1, 2007 to December 31, 2010 for Ps.28,300 for alleged omissions in labor management fees. The Monterrey airport submitted an appeal to this determination before the IMSS, which, in a resolution dated May 23, 2012, confirmed the tax credit. The Monterrey airport filed an administrative appeal with the Federal Tax and Administrative Court of Justice on August 20, 2012. The administrative appeal is pending resolution, and the tax credit was guaranteed through the provision of a bond to the IMSS. The Company believes that it has sufficient evidence to obtain a favorable decision given that the disputed decision lacks foundation and rationale to establish the disputed claims and as a result it has not recorded any provision as it is not probable that an outflow of resources embodying economic benefits will be required to settle the obligation.

d.	The Reynosa airport filed an administrative appeal with the Federal Tax and Administrative Court of Justice against the resolution that confirmed the Ps.1,217 tax liability from income taxes in 2007 and accessories as well as Ps.195 for profit sharing. The administrative appeal is pending resolution, and the tax credit was guaranteed before the Mexican Tax Authorities. The Company believes that the Reynosa airport has sufficient evidence to obtain a favorable decision given that the disputed decision lacks foundation and rationale to establish the disputed claims and as a result it has not recorded any provision as it is not probable that an outflow of resources embodying economic benefits will be required to settle the obligation.

e.	Property tax. There are various trials and/or proceedings initiated against various subsidiaries for the lack of tax payments that have been resolved favorably for the Company, mainly due to the fact that the relevant real estate is public property and is therefore exempt from taxes. However, as of the date of this report, the following claims are still pending:

1.	Ciudad Juárez Airport – There is a pending administrative appeal challenging the property tax claim of Ps.5,823 for the period of May-June 1998 through October 2012. In an agreement dated as of February 28, 2013, the court hearing the administrative appeal dismissed the trial after the municipality of Ciudad Juárez withdrew its property tax claim. Since a January 18, 2012 agreement annulled the aforementioned claim, this matter is concluded.

2.	Reynosa Airport – There is a pending administrative appeal challenging the property tax claim of Ps.117,654 that does not specify the period of the debt. The administrative appeal against said claim has yet to be resolved.

In November 2011 and August 2012, the municipality of Reynosa once again requested tax payments from the Reynosa airport in the amounts of Ps.127,312 and Ps.1,119, respectively. Administrative appeals were filed against both claims, and both remain pending.

3.	Zihuatanejo Airport – In October 2012, the municipality of Zihuatanejo de Azueta requested payment from the Zihuatanejo airport in the amount of Ps.2,718, for property taxes, fines and enforcement costs for the period from 2004 through 2005.

An administrative appeal was presented before the Tax Tribunal of the State of Guerrero against that payment requirement. In October 2012, the municipal finance coordinator of Zihuatanejo of Azueta, Guerrero, determined and required the payment of Ps.2,855 from the Zihuatanejo airport again based on municipal tax, surcharges and execution expenses, for the period from the first two-month period of 2007 to the fifth two-month period of 2012 and a fine for the alleged failure to pay the municipal tax from the first two-month period of 2007 to the fifth two-month period of 2012, for Ps.865, as well as Ps.57 based on execution costs. A new administrative appeal was filed against this payment requirement before the Tax Tribunal of the State of Guerrero.

As of the date of the financial statements, this contingency remains due to the fact that the trial is ongoing and pending resolution, and there is a precedent of an unfavorable ruling on April 17, 1997, when the Mexican Airport and Auxiliary Services Agency was managing the airport. The Company is hopeful that the court will change its criteria or that the applicable legislation will be modified, however a provision has been recognized.

f.	On April 5, 2013, the city of Torreón ordered the closure of ten retail stores in the commercial area of the Torreón airport and removed all interior and exterior billboards at the airport, citing an alleged lack of municipal operating licenses. On April 8, 2013, the Torreón airport filed an injunction against the order on the grounds that the city lacks the authority and power to close airport premises as the Mexican Airport Law grants the Ministry of Communications and Transportation full discretion over airport premises. In the same injunction, the Torreón airport requested that the closing order be suspended while the injunction is pending.

On April 11, 2013, the District Court where the injunction was filed denied the airport’s request to provisionally suspend city of Torreón’s order. Against this resolution, the Torreón airport filed a complaint with the Federal Circuit Court, and on April 15, 2013 and the provisional suspension was granted.

On April 17, 2013, the Third District Judge permanently suspended the city’s order, pending a resolution of whether the city of Torreón has the authority and power to inspect the commercial and advertising areas within the Torreón airport. As of the date of this report, the injunction remains pending. The Company is in the process of determining the potential impact of this development on its financial position and results of operations.

g.	Purchase of land – Ordinary civil trial against the Monterrey airport (as purchaser), DIAV, S.A. de C.V. (as seller) and civil servants that took part in the legal act of purchasing and selling land, in which a third party purports to be the owner of a piece of property acquired by the Monterrey airport. The third party is seeking a declaration that the documents of sale to the Monterrey airport are null and void based on the absence of a sale deed for the property and the restitution of the property to the third party, together with the corresponding improvements and property rights.

The contingency is not quantified in the suit. As of the date of the financial statements, the contingency is maintained due to the fact that the trial is still ongoing since there is still no final resolution of this case in which the company that sold this land appeared. In the event that the resolution of the trial does not result favorably for the Monterrey airport, the Company believes that the economic liability of the trial will be the responsibility of the seller of the land (DIAV, S.A. de C.V.), so the Monterrey airport has not recorded any provision relating to this suit.

h.	The subsidiaries of the Company that have employees determine the profit sharing amounts in accordance with part I of article 10 of the Income Tax Law. Nevertheless, the Tax Authority and/or the workers may not agree with this criterion; and should this occur, the Company will provide the necessary evidentiary support to continue applying the calculation of the profit sharing in this manner.

9.	Information by segment

Information reported to the chief operating decision maker for the purposes of resource allocation and assessment of segment performance focuses on the types of goods or services delivered or provided. As a result, the Company’s reportable segments under IFRS present its airports and the hotel individually and the information about the holding company and the services companies, has been combined and disclosed in the ‘Others’ column as they have similar economic characteristics and are similar in respect of the nature of the services they provide to their customers:

Summary of certain information by segment:

March 31, 2013	Aeronautical revenues		Non- aeronautical revenues		Construction services revenues		Interest income		Depreciation and amortization		Maintenance provision		Allowance for doubtful accounts		Income from operations		Interest expense		Income tax		Capital investments
Metropolitan
Monterrey	Ps.	225,697	Ps.	70,176	Ps.	29,227	Ps.	753	Ps.	17,464	Ps.	14,571	Ps.	(1,883)	Ps.	49,170	Ps.	(5,128)	Ps.	15,978	Ps.	36,535

Tourist
Acapulco		29,838		5,224		18,019		4,747		3,692		2,572		(581)		5,627		(157)		(1,562)		19,110
Mazatlán		36,887		8,845		4,083		5,978		2,788		1,646		—		7,647		(157)		769		4,147
Zihuatanejo		31,914		4,939		1,991		54		3,158		1,590		78		6,068		(370)		(113)		1,991

Regional
Chihuahua		32,221		6,573		3,786		2,848		2,483		3,339		—		6,196		(144)		(594)		4,716
Culiacán		47,650		8,035		5,177		120		3,105		1,890		(590)		8,863		(964)		437		5,401
Durango		10,080		1,641		10,000		57		1,019		1,788		—		1,886		(379)		(194)		10,000
San Luis Potosí		14,027		3,375		8,248		260		879		1,855		160		2,895		(12)		748		7,735
Tampico		23,702		3,503		1,065		89		1,352		2,117		(47)		4,349		(615)		(404)		1,169
Torreón		18,118		3,325		205		298		1,799		3,480		7		3,419		(29)		1,764		83
Zacatecas		11,012		1,569		505		66		1,239		1,482		(101)		2,011		(721)		1,310		869

Border
Ciudad Juárez		23,978		4,764		—		197		2,098		3,175		—		4,590		(57)		1,576		78
Reynosa		15,034		2,141		4,400		67		1,040		1,547		1		2,743		(882)		710		4,628

Hotel services		—		40,345		—		418		5,108		—		—		11,025		(7,956)		36		3,574
Others (1)		—		19,626		—		24,206		2,142		—		—		185,790		(43,151)		44,636		674

Total		520,158		184,081		86,706		40,158		49,366		41,052		(2,956)		302,279		(60,722)		65,097		100,710
Eliminations		(3,041)		(252)		—		(25,529)		—		—		—		—		25,529		—		—

Consolidated	Ps.	517,117	Ps.	183,829	Ps.	86,706	Ps.	14,629	Ps.	49,366	Ps.	41,052	Ps.	(2,956)	Ps.	302,279	Ps.	(35,193)	Ps.	65,097	Ps.	100,710

March 31, 2012	Aeronautical revenues		Non- aeronautical revenues		Construction services revenues		Interest income		Depreciation and amortization		Maintenance provision		Allowance for doubtful accounts		Income from operations		Interest expense		Income tax		Capital investments
Metropolitan
Monterrey	Ps.	198,975	Ps.	62,691	Ps.	27,497	Ps.	478	Ps.	15,696	Ps.	6,972	Ps.	—	Ps.	25,955	Ps.	(12,315)	Ps.	(1,778)	Ps.	28,045

Tourist
Acapulco		29,245		4,800		4,562		4,499		3,282		3,254		—		3,389		(224)		5,776		4,990
Mazatlán		35,927		9,691		2,234		5,630		2,541		2,759		—		4,372		(214)		(3,619)		2,234
Zihuatanejo		35,058		5,284		180		293		2,564		1,851		—		4,024		(222)		209		180

Regional
Chihuahua		29,057		6,086		6,308		2,656		2,160		2,183		—		3,494		(150)		2,863		8,479
Culiacán		42,188		6,063		19,830		128		2,600		4,355		—		5,038		(638)		643		20,819
Durango		9,772		1,463		186		102		961		1,434		—		1,213		(14)		2,178		187
San Luis Potosí		14,212		3,242		—		471		746		3,837		—		1,730		(13)		2,332		169
Tampico		23,772		3,431		3,320		76		1,255		3,777		—		2,595		(56)		700		3,189
Torreón		17,221		3,055		—		116		1,704		1,891		—		2,009		(23)		(1,869)		1,798
Zacatecas		11,861		1,627		1,142		59		1,085		1,822		—		1,342		(427)		(419)		1,165

Border
Ciudad Juárez		25,024		4,606		1,308		449		2,015		4,517		—		2,937		(64)		6,143		1,308
Reynosa		9,949		1,738		4,578		30		876		2,400		—		1,158		(98)		1,936		4,578

Hotel services		—		38,308		—		168		5,082		—		—		8,055		(8,064)		3,970		—
Others (1)		—		74		—		22,791		2,331		—		—		197,159		(32,384)		69,924		2,989

Total		482,261		152,159		71,145		37,946		44,898		41,052		—		264,470		(54,906)		88,989		80,130
Eliminations		(1,014)		(50)		—		(32,584)		—		—		—		—		32,584		—		—

Consolidated	Ps.	481,247	Ps.	152,109	Ps.	71,145	Ps.	5,362	Ps.	44,898	Ps.	41,052	Ps.	—	Ps.	264,470	Ps.	(22,322)	Ps.	88,989	Ps.	80,130

	March 31, 2013						December 31, 2012
	Total assets		Total liabilities		Investments in airport concessions		Total assets		Total liabilities		Investments in airport concessions
Metropolitan
Monterrey	Ps.	4,325,714	Ps.	1,041,655	Ps.	2,499,726	Ps.	4,370,457	Ps.	1,117,432	Ps.	2,487,001

Tourist
Acapulco		891,536		164,568		522,495		844,507		130,801		509,381
Mazatlán		843,658		116,298		401,816		810,580		97,245		400,357
Zihuatanejo		562,756		109,720		437,155		534,879		88,741		437,975

Regional
Chihuahua		602,498		154,183		344,640		564,291		126,495		343,202
Culiacán		607,245		143,245		441,727		601,005		145,561		439,365
Durango		176,261		51,551		143,281		161,874		38,934		134,178
San Luis Potosí		171,233		64,805		122,477		162,740		58,743		115,559
Tampico		247,921		83,663		181,215		235,147		75,141		181,357
Torreón		336,241		106,378		246,953		299,076		71,145		248,792
Zacatecas		212,410		73,877		167,077		194,505		56,036		167,534

Border
Ciudad Juárez		416,313		119,012		325,798		380,090		86,313		327,816
Reynosa		227,720		92,943		154,015		221,262		87,711		150,472

Hotel services		384,351		295,783		—		378,573		293,179		—
Others (1)		10,176,642		4,493,462		—		6,637,073		2,920,377		—

Total		20,182,499		7,111,143		5,988,375		16,396,059		5,393,854		5,942,989
Eliminations		(8,412,554)		(1,982,739)		—		(6,385,649)		(1,799,400)		—

Consolidated	Ps.	11,769,945	Ps.	5,128,404	Ps.	5,988,375	Ps.	10,010,410	Ps.	3,594,454	Ps.	5,942,989

(1)	Includes information of the holding company and the Company’s services entities where the personnel are employed. Their operations are primarily related to intercompany charges that are eliminated in consolidation (e.g. employee service revenues associated with the service entities’ operations and corporate allocations).

10.	Subsequent events

a.	On December 20, 2012, the Company entered into an agreement for a line of credit account with Scotiabank for Ps.300,000 with a maturity date of December 20, 2013, which amount was disbursed on January 25, 2013. The line of credit is unsecured, and the interest rate is the 28-day TIIE plus 90 basis points. On April 25, 2013, the Company prepaid the outstanding amount of this credit.

b.	On April 1, 2013, the Company prepaid Ps.200,000 of its outstanding short-term debt with HSBC.

c.	On April 16, 2013, the Extraordinary General Stockholder’s Meeting approved a decrease in the minimum fix capital stock through a distribution of Ps.1,200,000 (Ps.3.00 per share), without decreasing the total number of shares representatives of the capital stock.

d.	On April 16, 2013, the Company’s shareholders authorized the use of an amount of up to Ps.400,000 for repurchases of Series B shares during the rest of 2013, and until its next annual shareholders’ meeting in 2014.

11.	Authorization for the issuance of the condensed consolidated financial statements

The Company’s condensed consolidated financial statements were approved to be issued on May 6, 2013, by the Chief Executive Officer of the Company, Porfirio González Álvarez, and the Chief Financial Officer of the Company, José Luis Guerrero Cortés.

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